After further discussion, upon motion duly made and seconded, and by vote of the full Board, including a majority of the Trustees who are not “interested persons” of the Trust as defined in the Investment Company Act of 1940, as amended, it was unanimously

VOTED:

That the form of the Trust’s primary professional liability

(“E&O”)/management liability(“D&O”) policy, for the period of February 14, 2007 through February 14, 2008, issued by the Chubb Group of Insurance Companies, St. Paul Insurance Company and XL Insurance Company, providing coverage in the total amount of $15 million for executive liability and errors and omission liability, with such changes as may be approved by counsel to the Trust, be, and hereby is, approved.

FURTHER VOTED:

That the form of the Trust’s excess E&O/D&O policy, for the period of February 14, 2007 through February 14, 2008, issued by the Chubb Group of Insurance Companies, St. Paul Insurance Company and XL Insurance Company, providing additional coverage to the Independent Trustees in the total amount of $5 million for executive liability and errors and omission liability, with such changes as may be approved by counsel to the Trust, be, and hereby is, approved.

FURTHER VOTED:	That the procurement of the Trust’s primary and excess E&O/D&O insurance coverage, for the period of February 14, 2007 through February 14, 2008, be, and hereby is, ratified, confirmed and approved.

FURTHER VOTED:	That the premium to be paid by the Trust for the coverage period of said primary and excess E&O/D&O insurance be, and hereby is, ratified, confirmed and approved.

FURTHER VOTED:

That the form and amount of the joint fidelity bond for each series of the Trust for the February 14, 2007 through February 14, 2008 coverage period, issued by the Chubb Group of Insurance Companies, providing each series of the Trust with joint coverage in the total amount of $2,775,000 for any larceny or embezzlement committed by any covered person, be, and hereby is, determined to be reasonable in form and amount, taking into due consideration all relevant factors, including, but not limited to, the value of the aggregate assets of each series of the Trust to which any covered person may have access, the arrangements for the custody and safekeeping of such assets, and the nature of the portfolio securities of each series of the Trust.

FURTHER VOTED:	That the procurement of the joint fidelity bond coverage for each series of the Trust for said joint fidelity bond’s coverage period be, and hereby is, ratified, confirmed and approved.

FURTHER VOTED:	That the premium to be paid by the Trust for said joint fidelity bond’s coverage period be, and hereby is, ratified, confirmed and approved.

FURTHER VOTED:

That Thomas Wronski, Peter Burd or any officer of the Trust be, and they hereby are, designated as the individuals responsible for making all necessary filings and giving notices with respect to said joint fidelity bond, as required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, as amended.

FURTHER VOTED:

That Thomas Wronski, Peter Burd, or any additional officer of the Trust be, and each hereby is, authorized and directed to execute and deliver such documents and to take such actions in the name of the Trust, or on its behalf, as any one or more of them may determine to be necessary or desirable and proper in connection with, or in furtherance of, the foregoing resolutions.